UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 4)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Justin Fitzgerald Hoffman

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3664

January 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 21

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 10,017,280
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 10,017,280
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 10,017,280
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 15.8%*
(14)	Type of reporting person (see instructions): PN

*	The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 53,300,332 shares of Common Stock issued and outstanding as of November 13, 2017 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2017, plus the 24,080,000 shares of Common Stock as if the entire $80 million amount of the Initial Term Loan were converted upon the closing of the Credit Agreement on April 26, 2017, the $45 million amount of the delayed draw pursuant to the Credit Agreement were converted on October 4, 2017 (the “First Funding Date”) and the $25 million amount of the delayed draw pursuant to Amendment No. 3 to the Credit Agreement were converted upon the funding of the delayed draw on November 15, 2017 (the “Second Funding Date”).

CUSIP No. 532403201	Page 3 of 21

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 10,017,280
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 10,017,280
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 10,017,280
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 15.8%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 21

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,127,680
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 7,127,680
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 7,127,680
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.8%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 21

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,127,680
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 7,127,680
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 7,127,680
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.8%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 21

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,127,680
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 7,127,680
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 7,127,680
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.8%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 21

(1)	Name of reporting person The Värde Skyway Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,130,400
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,130,400
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,130,400
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.5%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 21

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,130,400
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,130,400
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,130,400
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.5%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 9 of 21

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,444,800
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,444,800
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,444,800
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 10 of 21

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 722,400
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 722,400
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 722,400
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.3%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 11 of 21

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,637,440
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,637,440
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,637,440
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.0%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 21

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,804,640
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,804,640
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,804,640
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 13 of 21

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 24,080,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 24,080,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 24,080,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 31.1%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 14 of 21

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 24,080,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 24,080,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 24,080,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 31.1%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 15 of 21

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 24,080,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 24,080,000
(11)	Aggregate amount beneficially owned by each reporting person: 24,080,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 31.1%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 16 of 21

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 300 E. Sonterra Blvd., Suite 1220, San Antonio, TX 78258.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on July 14, 2017 as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons on August 12, 2017 and as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons on November 17, 2017 (as so amended through this Amendment No. 4, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 4 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 4 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On January 4, 2018, the Issuer notified the Reporting Persons that it had completed the acquisition of the remaining acreage subject to the Acquisition Agreement. As a result, the remaining $45 million of delayed draw term loans is also convertible into Common Stock, subject to the terms of the Credit Agreement.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) The Reporting Persons beneficially own 24,080,000 shares of Common Stock, representing 31.1% of the outstanding shares. The number of shares beneficially owned is based upon a conversion price of $5.50 and represents the total amount of shares (excluding accrued interest) which could be acquired by the Reporting Persons under the term loans under the Credit Agreement upon conversion, equal to the sum of (i) 70% of $102.4 million, which represents the $80 million Initial Term Loan together with a make-whole as of April 26, 2017 plus (ii) 70% of $56.1 million, which represents the $45 million delayed draw Term Loan together with a make-whole as of the First Funding Date plus (iii) 70% of $30.7 million, which represents the $25 million delayed draw of the Term Loan, together with a make-whole as of the Second Funding Date. The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 53,300,332 shares of Common Stock issued and outstanding as of November 13, 2017, plus the 24,080,000 shares of Common Stock beneficially owned by the Reporting Persons as disclosed above.

CUSIP No. 532403201	Page 17 of 21

(b) As described in Items 1 and 3 of this Schedule 13D, as a result of the Credit Agreement, each of Fund XI, Fund XI GP, as the general partner of Fund XI GP, Fund XII, Fund XII GP, as the general partner of Fund XII, Fund XII UGP, as the general partner of Fund XII GP, Skyway Fund, Skyway Fund GP, as the general partner of Skyway Fund, Fund VI-A, VIP, VIP Offshore and VIP GP as the general partner of Fund VI-A, VIP and VIP Offshore, directly own 24,080,000 shares of Common Stock.

Each of Mr. Hicks, the Managing Member and the General Partner may also be deemed to beneficially own the Common Stock held by the other Reporting Persons. Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Reporting Persons directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Fund XI, Fund XII, Skyway Fund, VIP, VIP Offshore and Fund VI-A and their respective general partners, to the extent they directly hold shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this Amendment No. 4 should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Each Reporting Person’s current beneficial ownership in the Issuer is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The amount reported reflects the maximum amount of shares issuable upon conversion of the Initial Term Loan, as if the Initial Term Loan were converted upon the closing of the Credit Agreement on April 26, 2017, as if $45 million of delayed draw term loans under the Credit Agreement were converted upon the First Funding Date and as if $25 million of delayed draw term loans under the Credit Agreement were converted upon the Second Funding Date.

See items 7 through 10 of the cover pages to this Amendment No. 4 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

The Reporting Persons have not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

No change.

Item 7. Material to Be Filed As Exhibits

No change.

CUSIP No. 532403201	Page 18 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 8, 2018 THE VÄRDE FUND XI (Master), L.P.
By: Värde Partners, L.P., Its Managing Member
By: Värde Partners, Inc., Its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks